VIA EDGAR

December 21, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, District of Columbia 20549

Re:	DWS International Fund, Inc.

Registration Statement on Form N-14

(File No. 333-136571)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, each of the undersigned hereby requests that the effective date for the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of the date hereof or as soon thereafter as practicable.

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Very truly yours,

DWS INTERNATIONAL FUND, INC.		DWS SCUDDER DISTRIBUTORS, INC.

By:	/s/ Caroline Pearson	By:	/s/ Caroline Pearson
Name:	Caroline Pearson	Name:	Caroline Pearson
Title:	Assistant Secretary	Title:	Secretary